Santiago, February 8, 2012

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Andina Bottling Company, Inc.

Form 20-F for Fiscal Year Ended December 31, 2010

Filed June 30, 2011

Supplemental Response Submitted January 12, 2012

File No. 001-13142

Dear Ms. Jenkins,

Set forth below are the Company’s responses to your letter dated January 27, 2012 relating to our Form 20-F for the year ended December 31, 2010 (the “2010 Form 20-F”).  To assist in the Staff’s review of the responses, each response is preceded with the text (in bold type) of the comment as stated in your letter.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-10

Note 3 — First-Time Adoption of IFRS, page F-24

1.             We note in your response to comment six of our letter dated December 19, 2011 that pursuant to Chilean GAAP, financial instruments with purchased maturities exceeding 90 days that were considered by the Company to be liquid in nature and also planned to be used in the normal course of business during the following year were routinely treated as cash equivalents. We further note your disclosure on page F-17 of your December 31, 2009 Form 20-F that “[f]or purposes of the consolidated statement of cash flows, in accordance with Technical Bulletin No. 50 of the Chilean Institute of Accountants and Circular No. 1,501 of the Superintendencia de Valores y Seguros (Chilean Superintendency of Securities and Insurance) the Company has considered cash equivalents to be investments in fixed-income, money market funds, time deposits and securities purchased under agreements to resell, maturing within 90 days.” Please reconcile for us your response to your prior footnote disclosure.

Our policy note disclosure in Note 1 (v) of the 2009 Chilean GAAP consolidated financial statements included in the 2009 Form 20-F says:

For purposes of the consolidated statement of cash flows, in accordance with Technical Bulletin No. 50 of the Chilean Institute of Accountants and Circular No. 1,501 of the Superintendencia de

Valores y Seguros (Chilean Superintendency of Securities and Insurance) the Company has considered cash equivalents to be investments in fixed-income, money market funds, time deposits and securities purchased under agreements to resell, maturing within 90 days.

Our disclosures in Note 30 (1)(i) of those same 2009 Chilean GAAP consolidated financial statements indicate:

For the purpose of the statements of cash flows using U.S. GAAP classifications, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.  In accordance with the Company’s policy, certain cash equivalents that are managed as part of the Company’s investment portfolio are excluded from the amount shown as cash and cash equivalents in the [US GAAP] statements of cash flows.

Thus at both December 31, 2009 and January 1, 2009, a difference existed between Chilean GAAP and US GAAP in that US GAAP employed a “maturities at purchase date concept to defining cash equivalents while Chilean GAAP employed a “remaining maturity” concept.   This difference was conceptually disclosed through the above two disclosures.    It is the same difference that existed when we transitioned from Chilean GAAP to IFRS.

The disclosure of cash and cash equivalents identified by the Staff on F-63 was actually the amount of our Chilean GAAP cash equivalents rather than US GAAP cash and cash equivalent amounts.

The impact of this GAAP difference which was disclosed qualitatively above (but not disclosed quantitatively) in our 2009 Chilean GAAP consolidated financial statements (including the US GAAP reconciliation disclosure) is discussed further in our response to #2 below.

2.             We note in your response to comment six of our letter dated December 19, 2011 the time deposits with greater than 90 day purchased maturities of ThCh $39,512,890 and ThCh $49,653,788 at January 1, 2009 and December 31, 2009, respectively, that you reclassified from cash equivalents to marketable securities upon transition to IFRS. We further note that you did not adjust for these time deposits with greater than 90 day purchased maturities in your reconciliation to U.S. GAAP in Note 30(2)(c)(i) of your December 31, 2009 Form 20-F (page F-63). Please explain to us why you did not adjust for these time deposits in your reconciliation to U.S. GAAP presented in prior periods.

The instructions to Item 17 of Form 20-F that indicate:

(ii)    For each balance sheet presented, indicate the amount of each material variation between an amount of a line item appearing in a balance sheet and the amount determined using United States generally accepted accounting principles and Regulation S-X.  Such amounts may be shown in parentheses, in columns, as a reconciliation of the equity section, as a restated balance sheet, or in any similar format that clearly presents the differences in the amounts.

(iii)   For each period for which an income statement is presented and required to be reconciled to generally accepted accounting principles in the United States, provide either a statement of cash flows prepared in accordance with generally accepted accounting principles in the United States or with International Accounting Standard No. 7, as amended in October 1992; or furnish in a note to the financial statements a qualified description of the material differences between cash or funds flows reported in the primary financial statements and cash flows that would be reported in a statement of cash flows prepared in accordance with accounting principles generally accepted in the United States.

The GAAP difference was conceptually disclosed as explained in #1, although it was not quantitatively disclosed as a consolidated balance sheet difference.  While we believe that the conceptual description that we provided may be considered a “qualified description of the material difference”, we understand that a quantitative disclosure was optimal compliance with Item 17’s instructions.   We later identified this quantitative omission in early part of 2011 while transitioning to IFRS and completing our 2010 IFRS consolidated financial statements (and 2010 Form 20-F).   At that time, various quantitative and qualitative factors were considered.   They included:

•              The same quantitative and qualitative considerations discussed in our January 12, 2012 letter to you (and in our response to the IFRS transition adjustment questions in #6 of that letter), concentrating on the following points:

•              No impact on working capital

•              No impact on short-term liquidity

•              No impact on operating cash flows

•              The qualitative description initially provided in the 2009 Chilean GAAP consolidated financial statements.

•              We are not highly leveraged with equity balances far exceeding our debt balances.   The US GAAP misclassification had no impact on our debt, debt covenants or other contractual agreements. Also, there were no regulatory or contractual agreements that were affected.

•              The considerations with respect to cash balances and investing activities discussed in #3 below which are also applicable to our US GAAP evaluation.

•              The fact that we changed accounting basis to IFRS in 2010 and were near the filing date of our 2010 Form 20-F whereby investors would receive financial information for 2009 based on IFRS.   Revising our previous 2009 US GAAP disclosure information for this omitted disclosure was not perceived to have significant incremental value to investors understanding the new IFRS information that was to be provided timely.

•              The fact that the omission: (i) did not impact the quantitative reconciliation to US GAAP net income or equity, and (ii) was considered US GAAP disclosure related.

We concluded that the omission was not material to investors’ understanding of our financial position and or operating performance, nor was it material to either the presentation to the 2009

consolidated financial statements taken as a whole, or internal control over financial reporting (“ICFR”).   Accordingly, no further action was taken in relation to this matter.

3.             We note your response to comment six of our letter dated December 19, 2011 that in forming your conclusion that the changes to your consolidated statement of cash flows were not required in Note 3, the Company observed that cash flows from operating activities, working capital and short-term liquidity and capital resources were not impacted by the reclassification from cash and cash equivalents to marketable securities. Please explain to us how you considered the significant reduction in your cash and cash equivalents balance at both January 1, 2009 and December 31, 2009, and the significant effect on your fiscal 2009 cash flows from investing activities in arriving at your conclusion.

Presented below is a supplemental reconciliation of summary cash flows from Chilean GAAP to IFRS for the year ended December 31, 2009, as contained in our January 12, 2012 letter:

	Chilean GAAP	Time Deposits with >90 day purchased maturities(1)	Translation Effects(2)	IFRS
	ThCh$	ThCh$	ThCh$	ThCh$

Cash and cash equivalent balances at January 1, 2009	126,246,838	(39,512,890)	2,972,033	89,705,981
Net cash provided by operating activities	122,051,640		9,074,780	131,126,420
Net cash used in investing activities	(72,136,450)	(10,140,898)	(2,041,393)	(84,318,741)
Net cash used in financing activities	(67,531,694)		(224,616)	(67,756,310)
Impact of exchange rate on cash and cash equivalent balances	3,814,675		(9,780,804)	(5,966,129)
Cash and cash equivalent balances at December 31, 2009	112,445,009			62,791,221

In response to the Staff’s follow-on question about the decrease in cash and cash equivalent balances, please be advised:

•              While the reclassified amounts had purchased maturities >90 days, the amounts were readily salable and liquid, and did not in any way impact our short-term cash needs.   As indicated above, we are not highly leveraged with equity balances far exceeding our debt balances.   Furthermore, any US GAAP reclassification would have been from cash and cash equivalents to marketable securities, the next most liquid.

•              The face of the 2009 Chilean GAAP consolidated balance sheet separately disclosed captions for cash [excluding equivalents], time deposits and money market funds.    Note 5 of the 2010 IFRS consolidated financial statements also disclose IFRS cash and cash equivalent composition at both December 31, 2009 and January 1, 2009.   Thus, we believe that the reader would have a good understanding of what “bank cash deposits” was at those dates vs. other sources of liquidity.

•              Any potential adjustment / disclosure would not impact the Company’s consolidated financial statements under Chilean GAAP, and would be limited to this isolated US GAAP disclosure consideration.

With respect to the Staff’s question regarding the change in investing activities of Ch$10,140, while this amount represented 14% of our 2009 investing activities (Ch$72,135), we believe it important to observe that the investing activities are substantially composed of the purchase of property and equipment (Ch $49,763) which was clearly identified and did not change as a result of the reclassification.   Given the steady growth of our business, and our strong liquidity position, we believe that capital expenditures were the most important investing indicator for an investor. To that end, we observe that the MD&A discussion on investing activities in both the 2009 and 2010 Form 20-F indicated:

Investing Activities — 2010 Form 20-F

Additions to property, plants and equipment during 2010 totaled Ch$95,462 million. Capital expenditures during 2010 were funded with cash flows from operations.

At December 31, 2010, we had no material commitments for the purchase of capital assets other than those related to normal replacement of equipment.

We believe that cash flow generated by operations, cash balances, available lines of credit, including lines of credit from suppliers, and borrowings from third parties, are currently sufficient to meet our working capital, debt service and capital expenditure requirements.

Investing Activities — 2009 Form 20-F

Additions to property, plants and equipment during 2009 totaled Ch$49,763 million. Capital expenditures during 2009 were funded with cash flows from operations.

At December 31, 2009, we had no material commitments for the purchase of capital assets other than those related to normal replacement of equipment. Our management anticipates that additions to property, plant and equipment in 2010 will be in the range of US$170 million and plans to fund such additions through cash flows from operations.

We believe that cash flow generated by operations, cash balances, available lines of credit, including lines of credit from suppliers, and borrowings from third parties, are currently sufficient to meet our working capital, debt service and capital expenditure requirements.

The omission of the quantitative transition adjustments to the 2009 IFRS cash flow statement, and our related assessment of materiality in relation to the 2010 IFRS consolidated financial statements (as per #6 of our January 12, 2011 letter), were in no way intended to limit disclosure of the 2009 US GAAP cash flow item discussed in #2 above.   Rather, the quantitative IFRS cash flow transition disclosure was excluded from the 2010 IFRS consolidated financial statements as an oversight, although upon our subsequent consideration is not deemed material.

Based on these considerations, we do not believe a further disclosure is needed to enable users to understand the the Company’s overall financial conditions and results of operations under IFRS, or the material adjustments to the consolidated financial statements to arrive at IFRS.

We are available to answer any questions you may have.

Regards,

(signed)

Andrés Wainer P.

Chief Financial Officer

Embotelladora Andina S.A.